KY 3/10

09055846

SEC Mail Processing Section

FEB 27 2009

Washington, DC 103

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66906

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ULLICO Investment Company, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1625 Eye St, NW
(No. and Street)

Washington (City) DC (State) 20006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Adam Fried (202)354-8062
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

1101 New York Ave, NW (Address) Washington (City) DC (State) 20005 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Adam Fried, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ULLICO Investment Company Inc, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sworn and Subscribed this
24th Day of February, 2009

Signature

Chief Financial Officer
Title

Notary Public
Montgomery County, MD

MEGHAN C. NEWKIRK
NOTARY PUBLIC
MONTGOMERY COUNTY
MARYLAND
My Commission Expires May 11, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ULLICO Investment Company Inc.

Audited Financial Statements and Supplemental Information

Year Ended December 31, 2008

Contents

ERNST & YOUNG

Ernst & Young LLP
1101 New York Avenue, N.W.
Washington, DC 20005-4213

Tel: + 1 202 327 6000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
ULLICO Investment Company Inc.

We have audited the accompanying statement of financial condition of ULLICO Investment Company Inc. (the Company) as of December 31, 2008, and the related statements of operations, changes in stockholder's equity and cash flows for the year ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ULLICO Investment Company Inc. at December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying Supplemental Information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 23, 2009

ULLICO Investment Company Inc.

Statement of Financial Condition

As of December 31, 2008

Assets	
Cash and cash equivalents	$ 1,047,324
Deferred income taxes	13,951
Fee income receivable	138,542
Prepaid assets	49,716
Accrued investment income	1,593
Total assets	$ 1,251,126
Liabilities	
Compensation payable	$ 442,542
Professional fees payable	41,285
Income tax payable	27,825
Total liabilities	511,652
Stockholder's equity	
Common stock ($1 par value; 1,000 shares authorized, issued, and outstanding)	1,000
Additional paid-in capital	249,000
Retained earnings	489,474
Total stockholder's equity	739,474
Total liabilities and stockholder's equity	$ 1,251,126

The accompanying notes are an integral part of these financial statements.

ULLICO Investment Company Inc.

Statement of Operations

For the Year Ended December 31, 2008

Revenues	
Commissions	$ 3,204,891
Investment income	14,602
Total revenues	$ 3,219,493
Expenses	
Allocated operating expenses	$ 1,946,884
Professional fees	105,764
Allocated compensation and related expenses	836,462
Insurance expense	108,458
Regulatory fees and expenses	20,887
Other operating expenses	17,313
Total expenses	$ 3,035,768
Income before income tax provision	$ 183,725
Current provision for income taxes	(76,959)
Net income	$ 106,766

The accompanying notes are an integral part of these financial statements.

ULLICO Investment Company Inc.

Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2008

	Shares of Common Stock	Common Stock	Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance, December 31, 2007	1,000	$ 1,000	$ 249,000	$ 382,708	$ 632,708
Net income	–	–	–	106,766	106,766
Balance, December 31, 2008	1,000	$ 1,000	$ 249,000	$ 489,474	$ 739,474

The accompanying notes are an integral part of these financial statements.

ULLICO Investment Company Inc.

Statement of Cash Flows

For the Year Ended December 31, 2008

Cash flows from operating activities	
Net income	$ 106,766
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Deferred income taxes	1,215
Intercompany receivable	4,437
Fee income receivable	(138,542)
Prepaid assets	(484)
Accrued investment income	(1,593)
Compensation payable	307,047
Professional fees payable	41,285
Income tax payable	(14,198)
Other liabilities	(6,979)
Cash provided by operating activities	298,954
Cash and cash equivalents at beginning of year	748,370
Cash and cash equivalents at end of year	$ 1,047,324
Supplemental disclosure of cash flow information	
Cash paid during the year for income taxes	$ 89,943

The accompanying notes are an integral part of these financial statements.

ULLICO Investment Company Inc.

Notes to Financial Statements

December 31, 2008

1. Organization and Nature of Business

ULLICO Investment Company (the Company), a wholly owned subsidiary of ULLICO Inc. (ULLICO), is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA) formerly known as the National Association of Securities Dealers, Inc. (NASD).

The Company is a component of a larger business enterprise, and its officers, personnel and other support are provided by that entity. Substantially all of its commission revenue is derived from management fees earned by ULLICO Investment Advisors, Inc. (formerly Trust Fund Advisors, Inc. (TFA), (the Manager), and Union Labor Life Insurance Company, (ULL), both wholly owned subsidiaries of ULLICO. The Manager agrees to pay 50% of the annual investment management fees generated through the management of privately offered funds to the Company for marketing the privately offered funds. The Company also earns commission revenue derived from 8.5% of the annual investment management fees earned by ULL for marketing group annuity products.

2. Significant Accounting Policies

Revenue Recognition

Commission revenue is recognized as earned in accordance with respective service agreements between the Company and other entities.

Income Taxes

The Company is included in the consolidated federal income tax return filed by ULLICO. In accordance with the tax allocation policy of the consolidated group, the Company determines its federal income tax liability on a separate-return basis and makes the required tax payments to ULLICO.

Deferred income tax assets and liabilities result from temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years. Management has evaluated the need for a valuation allowance for deferred tax assets and believes the deferred tax asset will more likely than not be realized. Accordingly, no valuation allowance has been recognized.

The components of current income tax provisions as of December 31, 2008, include $57,644 and $19,315 for federal and state income taxes, respectively.

2. Significant Accounting Policies (continued)

Income Taxes (continued)

The difference between the income tax provision computed at the federal statutory rate and the effective income tax rate is primarily due to nondeductible entertainment expense and state taxes.

Use of Estimates

The preparation of financial statements are in conformity with U.S. generally accepted accounting principles, which requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

Financial Instruments

The Company's financial instruments consist primarily of cash, cash equivalents and receivables, accounts payable and accrued liabilities. The Company believes all of the financial instruments are recorded at values that approximate current value due to the short-term nature of these instruments.

Cash and Cash Equivalents

Cash and cash equivalents consist of all cash balances and highly liquid investments with an original maturity of three months or less. Because of the short maturity of these investments, the carrying amounts approximate their fair value. Cash and cash equivalents are invested in high-quality commercial paper and money market funds.

Liabilities Subordinated to the Claims of General Creditors

At December 31, 2008, and during the year then ended, the Company had no liabilities subordinated to the claims of general creditors.

New Accounting Pronouncements

On July 13, 2006, the Financial Accounting Standards Board (FASB) released FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or

2. Significant Accounting Policies (continued)

New Accounting Pronouncements (continued)

expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. On December 31, 2008, FASB issued FASB Staff Position (FSP) FIN 48-3, *Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises* (FSP 48-3), deferring the effective date of FIN 48 for certain nonpublic enterprises (as defined by paragraph 89 of FASB Statement No. 109, *Accounting for Income Taxes*). FSP 48-3 defers the effective date of FIN 48 for annual financial statements for fiscal years beginning after December 15, 2008. At this time, management is evaluating the implications of FIN 48 and its impact in the financial statements has not yet been determined.

In September 2006, the FASB issued Statement No. 157, *Fair Value Measurements* (SFAS 157). SFAS 157 establishes a framework for measuring fair value within generally accepted accounting principles, clarifies the definition of fair value within the framework and expands disclosure about the use of fair value measurements, highlighting that fair value is a market-based measurement. SFAS 157 is intended to increase consistency and comparability among fair value estimates used in financial reporting. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company adopted SFAS 157 for the fiscal year ended December 31, 2008. Due to the fact that the Company holds no investments other than cash and cash equivalents, there is no need for additional disclosures related to SFAS 157.

3. Net Capital Requirements

Pursuant to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Commission (SEC), the Company is required to maintain minimum net capital, as defined under such provisions. The rule requires the Company to maintain minimum net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness at December 31, 2008 as defined. At December 31, 2008, the Company's net capital was $531,255, which was $497,146 in excess of net capital requirements. The Company's ratio of aggregate indebtedness to net capital was 0.96 to 1.

4. Related-Party Transactions

The Company has entered into an expense sharing agreement (Agreement) with the manager whereby the manager allocates a certain percentage of expenses for rent, utilities, sub-advisor fees, salaries and employee benefits, telephone, equipment, furniture and fixtures, accounting

4. Related-Party Transactions (continued)

services and other general administrative and office expenses to the Company. All other operating expenses other than those allocated under the Agreement are paid directly by the Company. The operating results or financial condition may have been significantly different had the Company been autonomous.

5. Concentration of Credit Risk

The Company maintains its cash in a bank account, which, at times, may exceed federally insured limits. The Company has not experienced any losses on this account. In the ordinary course of business, the Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

Supplemental Information

ULLICO Investment Company Inc.

Computation of Net Capital Pursuant to Rule 15c3-1 of the SEC

December 31, 2008

Total stockholders' equity qualified for net capital	$ 739,474
Less non-allowable assets:	
Prepaid assets	(49,716)
Fee income receivable	(138,542)
Deferred income taxes	(13,951)
	(202,209)
Less haircut	(6,010)
Net capital	$ 531,255
Total aggregate indebtedness	$ 511,652
Minimum capital required (greater of 6 2/3% of aggregate indebtedness or $5,000)	$ 34,110
Net capital in excess of minimum required	$ 497,146
Excess net capital at 1,000%, as defined	$ 480,089
Ratio of aggregate indebtedness to net capital	0.96 to 1

The above computation does not materially differ from the computation of net capital under SEC Rule 15c3-1 as of December 31, 2008, in the Company's FOCUS report filed on January 27, 2009.

ULLICO Investment Company Inc.

Statement Regarding Rule 15c3-3 of the SEC

As of December 31, 2008

Computation for Determination of Reserve Requirement

The Company operates under the exemptive provisions of paragraph (k)(2)(i) of SEC rule 15c3-3.

Information Relating to Possession or Control Requirements

The Company has complied with the exemptive requirements of SEC rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2008.

Supplementary Report

Ernst & Young LLP
1101 New York Avenue, N.W.
Washington, DC 20005-4213

Tel: + 1 202 327 6000
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

Board of Directors
ULLICO Investment Company Inc.

In planning and performing our audit of the financial statements of ULLICO Investment Company Inc. (the Company) as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the SEC, we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 23, 2009

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

ULLICO Investment Company Inc.
Years Ended December 31, 2008
With Report of Independent Auditors

0902-1030536